                                                                    Exhibit 99.3

BELZBERG TECHNOLOGIES INC.
Consolidated Balance Sheets
(Unaudited)
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                             March 31,    December 31,
                                                                  2002            2001
                                                          ------------    ------------
ASSETS

CURRENT
     Cash and cash equivalents                            $  5,025,788    $  6,361,427
     Accounts receivable                                     4,467,566       4,715,206
     Prepaid expenses and other receivables                    525,479         970,681
                                                          ------------    ------------
                                                            10,018,833      12,047,314

CAPITAL ASSETS                                               4,897,241       4,647,962

GOODWILL                                                       755,239         755,239
                                                          ------------    ------------
                                                          $ 15,671,313    $ 17,450,515
                                                          ============    ============

LIABILITIES

CURRENT
     Accounts payable and accrued liabilities             $  1,697,303    $  1,961,393
     Accrued restructuring charges                             704,158              --
     Consideration payable                                          --         362,674
     Deferred revenue                                          776,492         786,870
     Bank loan (Note 3)                                        805,861         633,211
     Current portion of obligations under capital lease      1,553,429       1,390,296
                                                          ------------    ------------
                                                             5,537,243       5,134,444

DEFERRED REVENUE                                                    --           9,224

OBLIGATIONS UNDER CAPITAL LEASE                              1,152,202       1,502,138
                                                          ------------    ------------
                                                             6,689,445       6,645,806
                                                          ------------    ------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK                                               22,813,253      22,813,253

CONTRIBUTED SURPLUS (Note 4 and Note 5)                        147,000              --

WARRANTS (Note 4)                                            1,666,900       1,782,900

DEFICIT                                                    (15,645,285)    (13,791,444)
                                                          ------------    ------------
                                                             8,981,868      10,804,709
                                                          ------------    ------------
                                                          $ 15,671,313    $ 17,450,515
                                                          ============    ============

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2002 and March 31, 2001
(Unaudited)
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                          2002             2001
                                                  ------------     ------------

REVENUE                                           $  7,101,601     $  4,550,082

COST OF REVENUE                                      3,646,972        1,615,520
                                                  ------------     ------------
GROSS MARGIN                                         3,454,629        2,934,562
                                                  ------------     ------------

OPERATING EXPENSES
     Sales and marketing                               889,126        1,130,307
     Research and development                          903,573          766,928
     Administration                                  1,750,187          745,059
     Non-recurring Philadelphia expenses             302,053               --
                                                  ------------     ------------
                                                     3,844,939        2,642,294
                                                  ------------     ------------

OPERATING EARNINGS (LOSS) FROM CONTINUING
     OPERATIONS BEFORE UNDERNOTED ITEMS               (390,310)         292,268

        Amortization                                   488,669          399,602
        Interest expense                               138,151          116,256
        Restructuring charges (Note 6)                 842,620               --
        Interest income                                (22,781)         (98,385)
                                                  ------------     ------------

LOSS FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                            (1,836,969)        (125,205)

INCOME TAXES                                            16,872            8,614
                                                  ------------     ------------

LOSS FROM CONTINUING OPERATIONS                     (1,853,841)        (133,819)

LOSS FROM DISCONTINUED OPERATIONS (Note 7)                  --         (249,522)
                                                  ------------     ------------

NET LOSS                                            (1,853,841)        (383,341)

DEFICIT, BEGINNING OF PERIOD                       (13,791,444)      (9,075,468)

PREMIUM ON REPURCHASE OF COMMON SHARES                      --         (391,818)
                                                  ------------     ------------
DEFICIT, END OF PERIOD                            $(15,645,285)    $ (9,850,627)
                                                  ============     ============

LOSS PER SHARE FROM CONTINUING OPERATIONS
     Basic and diluted                            $      (0.17)    $      (0.01)
                                                  ============     ============

LOSS PER SHARE
     Basic and diluted                            $      (0.17)    $      (0.04)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF
     OUTSTANDING COMMON SHARES                      11,060,924       10,948,535
                                                  ============     ============

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2002 and March 31, 2001
(Unaudited)
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                2002           2001
                                                                         -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Loss from continuing operations                                     $(1,853,841)   $  (133,819)
     Items not affecting cash
        Amortization of capital assets                                       488,669        369,314
        Amortization of goodwill                                                  --         30,288
        Amortization of gain on sale and leaseback of capital assets         (26,384)       (24,378)
     Changes in non-cash working capital items (Note 8)                    1,170,692       (484,685)
                                                                         -----------    -----------
                                                                            (220,864)      (243,280)
                                                                         -----------    -----------

INVESTING ACTIVITIES
     Payment of consideration due from acquisition
      of Robert C. Sheehan & Associates, Inc.                               (362,674)            --
     Purchase of capital assets                                             (558,902)      (108,209)
                                                                         -----------    -----------
                                                                            (921,576)      (108,209)
                                                                         -----------    -----------

FINANCING ACTIVITIES
     Repayment of obligations under capital lease                           (365,849)      (243,236)
     Proceeds from bank loan                                                 255,558             --
     Repayment of bank loan                                                  (82,908)            --
     Net proceeds from issuance of common shares                                  --      4,698,991
     Proceeds from the exercise of stock options                                  --         20,000
     Repurchase of common shares                                                  --       (475,424)
                                                                         -----------    -----------
                                                                            (193,199)     4,000,331
                                                                         -----------    -----------

NET INCREASE (DECREASE) IN CASH
 FROM CONTINUING OPERATIONS                                               (1,335,639)     3,648,842

NET CASH UTILIZED BY DISCONTINUED OPERATIONS                                      --       (180,599)
                                                                         -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (1,335,639)     3,468,243

CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                                   6,361,427      5,641,924
                                                                         -----------    -----------
CASH AND CASH EQUIVALENTS,
     END OF PERIOD                                                       $ 5,025,788    $ 9,110,167
                                                                         ===========    ===========

CASH EQUIVALENTS:
     Cash                                                                $ 3,099,661    $ 2,863,047
     Short-term investments                                                1,926,127      6,247,120
                                                                         -----------    -----------
                                                                         $ 5,025,788    $ 9,110,167
                                                                         ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Value of share capital recorded for compensation expense (Note 7)   $        --    $    28,470
     Acquisition of capital assets with debt                             $   179,046    $   237,910
     Interest paid                                                       $   138,151    $   116,256
     Income taxes paid                                                   $    16,872    $     8,614

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
March 31, 2002

(Unaudited)                  (in Canadian dollars)
================================================================================

1.   DESCRIPTION OF BUSINESS

     Belzberg Technologies Inc. and its wholly-owned subsidiaries (the "Company" or "Belzberg") is a leading provider of trade execution, order management and routing software for the financial industry. The Company's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, with reliability and security.

     The Company also operates a floor brokerage that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2001 except as discussed below. These unaudited interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2001.

     (i) Goodwill and Other Intangible Assets

     The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Company is in the process of applying the impairment test transition rules in accordance with the new standard. The following table presents the effect on the period ended March 31, 2001 as if the Company had retroactively adopted the change in accounting policy of not amortizing goodwill.

                                                 Three months ended March 31,
                                                    2002              2001
                                                (unaudited)        (unaudited)
                                               -------------     -------------
     Net Loss
        As reported                            $  (1,853,841)    $    (383,341)
     Add back:
        Goodwill amortization                             --            30,288
                                               -------------     -------------
     Adjusted loss for the period              $  (1,853,841)    $    (353,053)
                                               =============     =============

     Basic and diluted loss per share
        As reported                            $       (0.17)    $       (0.04)
        Adjusted loss for the period           $       (0.17)    $       (0.03)
                                               =============     =============

     (ii) Stock-Based Compensation and Other Stock-Based Payments

     Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-based Compensation and Other Stock-Based Payments which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but to disclose on a proforma basis net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees. No restatement of prior periods is required as a result of the adoption of the new standard. See Note 5 for the disclosure required by the new standard.

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
March 31, 2002

(Unaudited)                  (in Canadian dollars)
================================================================================

3.   BANK LOAN

     The Company has a demand operating facility of $1 million Canadian that may be used to finance corporate r e-quirements and or leasehold improvements and an additional $625,000 U.S. that may be used to finance leasehold improvements. The Company has used $1 million of the Canadian facility, repayable in blended monthly payments of principal and interest of approximately $31,000. The loan bears interest at the bank's prime rate plus 1.125%. The loan is secured by a general security agreement on the Company's assets.

     The loan agreement contains a covenant that requires the Company to maintain a minimum tangible net worth of $10 million Canadian. As at March 31, 2002 the Company was in violation of the aforementioned covenant as the tangible net worth was $8.2 million Canadian. However, subsequent to the quarter-end, the Company is again in compliance with the minimum tangible net worth covenant as it received $6.7 million Canadian representing one-half the proceeds of an issue of special warrants (See note 10). The balance of the funds was placed in escrow and will be released upon the filing of the final prospectus.

4.   WARRANTS

     On March 31, 2002, a total of 50,000 share purchase warrants issued in 2000 for proceeds of $116,000 expired unexercised. Accordingly, $116,000 has been reclassified from warrants to contributed surplus.

5.   STOCK BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Stock Options                                              Weighted Average
                                                                    Exercise
                                                         Number      Price
                                                       (unaudited) (unaudited)
                                                       ----------  ----------
       Balance at December 31, 2001 (audited)           5,028,150     $6.44
          Options granted                                  35,000      5.07
          Options forfeited                              (676,600)     4.50
          Options exercised                                    --        --
                                                       ----------     -----
       Balance at March 31, 2002                        4,386,550     $6.72
                                                       ==========     =====

     Options exercisable at March 31, 2002              3,650,317     $6.19

     (i) Options granted to non-employees

     On March 23, 2002, the Company granted certain compensatory stock options to an outside consultant for services to be rendered. The fair value of the options was estimated at the date of the grant to be $31,000 or $1.55 per share using the Black-Scholes option pricing model with the following assumptions at the measurement date:

     Risk-free interest rate                                           4.5%
     Expected life of the options                                   2 years
     Expected volatility                                              51.8%
     Expected dividend yield                                             0%

     The estimated fair value of the options of $31,000 was recorded in contributed surplus and in prepaid expenses and other receivables and is being amortized as compensation expense over the period during which the services are being rendered.

     (ii) Options granted to employees

     For stock options granted to employees on or after January 1, 2002, had the Company recorded compensation expense based on the fair value of the options at the grant dates, the Company's results would have been as follows:

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
March 31, 2002

(Unaudited)                  (in Canadian dollars)
================================================================================

     (ii) Options granted to employees (Continued)

                                                          Three months ended
                                                             March 31, 2002
                                                              (unaudited)
                                                             -------------
     Net Loss
        As reported                                          $  (1,853,841)
        Pro forma                                               (1,855,184)
                                                             -------------
     Basic and diluted loss per share
        As reported                                          $       (0.17)
        Pro forma                                            $       (0.17)
                                                             -------------

     The weighted average estimated fair value at the date of the grant for employee options granted for the three months ended March 31, 2002 was $2.18 per share. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions at the measurement date:

     Risk-free interest rate                                           4.4%
     Expected life of the options                                   5 years
     Expected volatility                                              49.8%
     Expected dividend yield                                             0%

     For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The proforma disclosure omits the effect of awards granted before the adoption of Section 3870.

6.   RESTRUCTURING CHARGES

     On March 1, 2002, the Company closed its Philadelphia office and ended its relationship with its President and other employees. The Company recorded a restructuring charge of $842,620 relating to employee severance and lease termination costs.

7.   DISCONTINUED OPERATIONS

     On September 30, 2001, the Company ceased operations of its wholly owned subsidiary, eContracts, Inc. Accordingly, the Company's consolidated financial statements for all periods have been reclassified to reflect eContracts, Inc. as a discontinued business segment in accordance with CICA section 3475.

     Summarized financial information for the discontinued operation is as follows:

                                                    Three months ended March 31,
                                                          2002        2001
                                                      (unaudited) (unaudited)
                                                       ---------   ---------
     Revenues                                          $      --   $  16,610
                                                       ---------   ---------
     Loss before the following:                               --    (221,052)
        Stock compensation expense                            --     (28,470)
                                                       ---------   ---------
     Net Loss from discontinued operations             $      --   $(249,522)
                                                       =========   =========
     Assets and Liabilities
        Current assets                                 $      --   $  98,744
        Capital assets                                 $      --   $   8,159
        Goodwill, net of accumulated
          amortization of $ 42,819                     $      --   $ 325,138
        Current liabilities                            $      --   $  66,820
                                                       =========   =========

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
March 31, 2002

(Unaudited)                  (in Canadian dollars)
================================================================================

8.   CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                Three months ended March 31,
                                                    2002           2001
                                                (unaudited)    (unaudited)
                                                -----------    -----------
     Accounts receivable                        $   247,640    $  (463,316)
     Prepaid expenses and other receivables         476,202       (168,650)
     Accounts payable and accrued liabilities      (264,090)       119,033
     Accrued restructuring charges                  704,158             --
     Deferred revenue                                 6,782         28,248
                                                -----------    -----------
                                                $ 1,170,692    $  (484,685)
                                                ===========    ===========

9.   SEGMENTED INFORMATION

     The Company operates and manages its business in one industry - the financial services sector. The Company has two reportable segments being the Core business and the Brokerage business. In the Core business the Company creates and provides to institutional customers trade execution software and a network for connecting to various exchanges and other markets in North America. The Brokerage business involves the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of the Core business and the Brokerage business based on several factors, of which the primary financial measures are revenue and operating earnings (loss) from continuing operations. The Company defines operating earnings (loss) as earnings (loss) from continuing operations before amortization, interest expense, interest income, income taxes and other non-recurring items.

                                                                    Three months ended March 31,

                                                     2002                                                  2001
                                                  (unaudited)                                           (unaudited)
                                     Core          Brokerage         Total                  Core          Brokerage        Total
                                 ------------    ------------    ------------           ------------    ------------   ------------
External Revenues
   Subscription fees             $  2,851,885    $         --    $  2,851,885           $  2,348,316    $         --   $  2,348,316
   Transaction fees                 2,924,155         998,369       3,922,524              1,861,258              --      1,861,258
   Other                              309,963          17,229         327,192                340,508              --        340,508
                                 ------------    ------------    ------------           ------------    ------------   ------------
                                 $  6,086,003    $  1,015,598    $  7,101,601           $  4,550,082    $         --   $  4,550,082
                                 ------------    ------------    ------------           ------------    ------------   ------------
Operating earnings
   (loss) from continuing
   operations                    $   (310,992)   $    (79,318)   $   (390,310)          $    292,268    $         --   $    292,268
   Amortization                                                       488,669                                               399,602
   Interest expense                                                   138,151                                               116,256
   Restructuring charges                                              842,620                                                    --
   Interest income                                                    (22,781)                                              (98,385)
                                 ------------    ------------    ------------           ------------    ------------   ------------
Loss from continuing operations
     before income taxes                                         $ (1,836,969)                                         $   (125,205)
                                 ------------    ------------    ------------           ------------    ------------   ------------
Total assets                     $ 13,927,055    $  1,744,258    $ 15,671,313           $ 19,524,160    $         --   $ 19,524,160
Capital asset expenditures       $    727,556    $     10,392    $    737,948           $    346,119    $         --   $    346,119

     During the quarter ended March 31, 2001, the Brokerage business was not in existence and thus only information relating to the Core business is presented above.

Belzberg Technologies Inc.
Notes to the Consolidated Financial Statements
March 31, 2002

(Unaudited)                  (in Canadian dollars)
================================================================================

9.   SEGMENTED INFORMATION (Continued)

                                                               Three months ended March 31,

                                            2002                                                           2001
                                         (unaudited)                                                    (unaudited)
                           Canada       United States        Total                       Canada        United States        Total
                         -----------      -----------      -----------                 -----------      -----------      -----------
External Revenues
  Subscription fees      $ 1,727,659      $ 1,124,226      $ 2,851,885                 $ 1,355,066      $   993,250      $ 2,348,316
  Transaction fees           443,163        3,479,361        3,922,524                     274,259        1,586,999        1,861,258
  Other                      202,795          124,397          327,192                     201,926          138,582          340,508
                         -----------      -----------      -----------                 -----------      -----------      -----------
                         $ 2,373,617      $ 4,727,984      $ 7,101,601                 $ 1,831,251      $ 2,718,831      $ 4,550,082
                         ===========      ===========      ===========                 ===========      ===========      ===========
Total assets             $ 8,124,357      $ 7,546,956      $15,671,313                 $14,709,205      $ 4,814,955      $19,524,160
Capital assets           $ 3,910,635      $   986,606      $ 4,897,241                 $ 3,001,268      $   726,289      $ 3,727,557

10.  SUBSEQUENT EVENTS

     On April 16, 2002, the Company completed a private placement of 2,730,000 units consisting of one common share and one-quarter of one share purchase warrant of the Company to be issued without additional payment upon the exercise or deemed exercise of the special warrants previously issued by the Company at a price of $5.25 per special warrant for gross proceeds of $14,332,500 to the Company. Each whole share purchase warrant will entitle the holder to purchase an additional common share at a price of $5.50 per share expiring August 16, 2003.

     In addition, the Company issued to the Underwriters compensation warrants which entitle the holders to acquire compensation options to purchase 177,450 units at a price of $5.25 per unit expiring October 16, 2003.

     The Company filed the preliminary prospectus on May 7, 2002.

11.  COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current period's financial statement presentation.

                           BELZBERG TECHNOLOGIES INC
                      Management's Discussion and Analysis
                    for the three months ended March 31, 2002
--------------------------------------------------------------------------------

The following discussion and analysis provides a review of Belzberg's results for the first quarter of 2002 compared to the first quarter of 2001. This discussion should be read in conjunction with the unaudited consolidated interim financial statements and related notes in the quarterly report and the MD&A, consolidated financial statements and related notes in Belzberg's annual report for the year ended December 31, 2001. All monetary amounts are reported in Canadian dollars.

General

Belzberg Technologies Inc. is a leading provider of exchange connectivity, trade execution, order management, and routing software for the financial industry. In addition to its technology, through one of its wholly owned subsidiaries, an agency-only broker-dealer, Belzberg offers low cost trade execution. The Company's customers include broker-dealers and their customers, who use Belzberg's trading software to buy and sell equities and stock options on a variety of stock exchanges, Electronic Communications Networks (ECNs), or Nasdaq market maker trade management systems. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, and with great reliability and security.

                   Financial Summary and Results of Operations

Belzberg Technologies Inc.
Consolidated Statements of Operations
--------------------------------------------------------------------------------
                                                           Three months ended
                                                                 March 31,
($000's except per share information)                       2002          2001
                                                          -------       -------
Revenue                                                   $ 7,102       $ 4,550
Cost of revenue                                             3,647         1,616
                                                          -------       -------
Gross Margin                                                3,455         2,934
Operating Expenses                                          3,845         2,642
                                                          -------       -------
Operating earnings (loss) from continuing
     operations before undernoted items                      (390)          292
        Amortization                                          489           400
        Interest expense, net                                 115            18
        Restructuring charges                                 843            --
                                                          -------       -------
Loss from continuing operations
     before income taxes                                   (1,837)         (126)
Income taxes                                                   17             8
                                                          -------       -------
Loss from continuing operations                            (1,854)         (134)
Loss from discontinued operations                              --          (249)
                                                          -------       -------
Net loss                                                  $(1,854)      $  (383)
                                                          -------       -------
Basic and diluted loss per share
   -from continuing operations                            $ (0.17)      $ (0.01)
   -from discontinued operations                               --         (0.02)
                                                          -------       -------
Basic and diluted loss per common share                   $ (0.17)      $ (0.04)
                                                          -------       -------
Numbers may not total due to rounding

--------------------------------------------------------------------------------
                                                                               1

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the three months ended March 31, 2002
--------------------------------------------------------------------------------

                                                      Revenues

                                         For the three months ended March 31,
                                2002                                              2001

        Subscription   Transaction                           Subscription   Transaction
($000's)      Fees         Fees         Other        Total        Fees         Fees         Other        Total
--------------------------------------------------------------------------------------------------------------
Canada       $1,728       $  443       $  203       $2,374       $1,355       $  274       $  202       $1,831
     US       1,124        3,480          124        4,728          993        1,587          139        2,719
             ------       ------       ------       ------       ------       ------       ------       ------

  Total      $2,852       $3,923       $  327       $7,102       $2,348       $1,861       $  341       $4,550
             ======       ======       ======       ======       ======       ======       ======       ======

Gross revenue increased from $4.6 million in the first quarter of 2001 to $7.1 million in the first quarter of 2002, an increase of 56%. Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to the Belzberg Gateway, increased by 21% in the first quarter of 2002 to $2.9 million as compared to $2.3 million the first quarter of 2001 and accounted for 40% of total revenues in the first quarter of 2002 as compared to 52% of total revenues in the first quarter of 2001. Transaction fee revenue, which includes both customers paying a fee per transaction routed through the Belzberg Gateway and where applicable a commission fee for trades executed through the floor brokerage operation, increased by 111% in the first quarter of 2002 to $3.9 million as compared to $1.9 million in the first quarter of 2001 and accounted for 55% of total revenues in the first quarter of 2002 as compared to 41% of total revenues in the first quarter of 2001. Revenue growth occurred in both the Canadian and US operations.

                          Gross Profit and Gross Margin

                                            For the three months ended March 31,

($000's)                                              2002                2001
                                                     ------              ------
Revenue                                              $7,102              $4,550
Cost of Revenue                                       3,647               1,616
                                                     ------              ------
Gross Profit                                         $3,455              $2,934
                                                     ======              ======
Gross Margin %                                          49%                 64%

Gross margin as a percentage of sales declined to 49% in the first quarter of 2002, from 64% in the first quarter of 2001. The decline in margin is attributable to a change in the sales mix that includes the lower margin brokerage business in the first quarter of 2002 which did not exist in the first quarter of 2001 as well as the increased costs from expanded capacity and connectivity to new markets in 2002.

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                                                                               2

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the three months ended March 31, 2002
--------------------------------------------------------------------------------

                               Operating Expenses

                                            For the three months ended March 31,
($000's)                                                     2002           2001
                                                           ------         ------
Sales and marketing                                        $  889         $1,130
Research and development                                      904            767
Administration                                              1,750            745
Non-recurring Philadelphia expenses                           302             --
                                                           ------         ------
Total operating expenses                                   $3,845         $2,642
                                                           ======         ======

Sales and Marketing Expenses

Sales and marketing expenses decreased by $0.2 million or 21% to $0.9 million in the first quarter of 2002 as compared to $1.1 million in the first quarter of 2001. The reduced expense is primarily due to certain marketing consulting costs incurred in the first quarter of 2001 that did not occur in the first qua r-ter of 2002 as well as the termination of certain sales and marketing personnel in the first quarter of 2002.

Research and Development Expenses

Research and development expenses increased by $0.1 million or 18% to $0.9 million in the first quarter of 2002 as compared to $0.8 million in the first quarter of 2001. The increased expense is primarily due to headcount additions as the Company is committed to expand its product capabilities and connectivity to additional markets.

Administration Expenses

Administration expenses increased by $1.0 million or 135% to $1.7 million in the first quarter of 2002 as compared to $0.7 million in the first quarter of 2001. The primary factors that contributed to the increased expenses were headcount additions and increased professional fees to support the growth and size of the Company, increased costs of the core communication infrastructure, and foreign exchange gains incurred in the first quarter of 2001 that did not occur in the first quarter of 2002.

Non-Recurring Philadelphia Expenses

Non - recurring Philadelphia expenses relate primarily to the salaries and office rental costs of the Phila-delphia operation incurred in the first quarter of 2002 prior to the decision to close the office on March 1, 2002. (refer to "Restructuring Charges" below).

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                                                                               3

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the three months ended March 31, 2002
--------------------------------------------------------------------------------

                                 Other Expenses

                                            For the three months ended March 31,

($000's)                                                     2002           2001
                                                           ------         ------
Amortization of capital assets                             $  489         $  370
Amortization of goodwill                                       --             30
Interest expense, net                                         115             18
Restructuring charges                                         843             --
                                                           ------         ------
Other expenses, net                                        $1,447         $  418
                                                           ======         ======

Amortization of Capital Assets

Amortization of capital assets increased by $0.1 million or 32% to $0.5 million in the first quarter of 2002 as compared to $0.4 million in the first quarter of 2001. The increase in first quarter of 2002 is a reflection of the increased capital asset expenditures.

Amortization of Goodwill

The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Company is in the process of applying the impairment test transition rules in accordance with the new standard.

Net Interest Expense

Net Interest expense increased by $97,000 to $115,000 in the first quarter of 2002 as compared to $18,000 in the first quarter of 2001. The increase resulted from additional capital lease obligations, a bank loan in 2002 and a reduction in interest income in the first quarter of 2002.

Restructuring Charges

On March 1, 2002, the Company closed its Philadelphia office and ended its relationship with its President and other employees. The Company recorded a restructuring charge of $0.8 million relating to employee severance and lease termination costs.

Net Loss from Continuing Operations

A net loss from continuing operations of $1.9 million was incurred for the quarter ended March 31, 2002 as compared to a net loss from continuing operations of $0.1 million in the comparable quarter of 2001. Basic and diluted loss per share from continuing operations for the quarter ended March 31, 2002 was $0.17 as compared to a loss of $0.01 per share from continuing operations for the first quarter of 2001.

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                                                                               4

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the three months ended March 31, 2002
--------------------------------------------------------------------------------

                         Liquidity and Capital Resources

Cash flow generated from operations was negative $221,000 in the first quarter of 2002 compared to negative $243,000 in the first quarter of 2001.

The Company utilized $0.9 million of cash for investing activities in the first quarter of 2002 compared to $0.1 million for the first quarter of 2001. Investing activities in the first quarter of 2002 consisted of a final payment of $0.3 million owing from the 2001 acquisition of Robert C. Sheehan & Associates, Inc. and $0.6 million for the acquisition of capital assets.

The Company utilized $0.2 million of cash for financing activities in the first quarter of 2002 compared to generating $4.0 million for the first quarter of 2001. Financing activities in the first quarter of 2002 consisted of repayment of bank debt and capital lease obligations of $0.5 million and additional bank borrowings of $0.3 million to finance leasehold improvements. The first quarter of 2001 included a private placement with net proceeds of $4.7 million and a repurchase of common shares of $0.5 million and repayment of capital lease obligations of $0.2 million.

As at March 31, 2002, the Company had cash and short -term investments amounting to $5.0 million, and had working capital of $4.5 million. Subsequent to the quarter end the Company received $6.7 million, representing one-half the proceeds of an issue of special warrants (refer to "Private Placement" below). The balance of the funds was placed in escrow and will be released upon the filing of the final prospectus. The Company believes that its current cash resources and cash flow from operations will be sufficient to meet its normal working capital and capital expenditure requirements for the current year.

                 Private Placement Subsequent to the Quarter End

On April 16, 2002, the Company completed a private placement of 2,730,000 units consisting of one common share and one-quarter of one share purchase warrant of the Company to be issued without additional payment upon the exercise or deemed exercise of the special warrants previously issued by the Company at a price of $5.25 per special warrant for gross proceeds of $14,332,500 to the Company. Each whole share purchase warrant will entitle the holder to purchase an additional common share at a price of $5.50 per share expiring August 16, 2003.

In addition, the Company issued to the Underwriters compensation warrants which entitle the holders to acquire compensation options to purchase 177,450 units at a price of $5.25 per unit expiring October 16, 2003.

The Company received $6.7 million being one half of the net proceeds of the offering subsequent to the quarter end with the balance of the funds being placed in escrow and to be released upon the filing of the final prospectus.

The Company filed the preliminary prospectus on May 7, 2002.

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                                                                               5